FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 of the Securities Exchange Act of 1934

                           For the month of May, 2006

                        Commission File Number: 001-31819

                                Gold Reserve Inc.
             (Exact name of registrant as specified in its charter)

                        926 W. Sprague Avenue, Suite 200
                            Spokane, Washington 99201
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X        Form 40-F _____
                                    --------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes          No    X
                                     -------     -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________



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Explanatory Note
----------------

The following documents, which have been previously filed by the registrant with the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), are furnished to the Commission with this Form 6-K and are incorporated herein by reference:

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Exhibit No.       Description
-----------       -----------

99.1              Final Short Form Prospectus dated May 8, 2006
99.2              Consent of PricewaterhouseCoopers LLP
99.3              Consent of Fasken Martineau DuMoulin LLP
99.4              Consent of Heenan Blakie LLP
99.5              Consent of Richard Addison, P.E., C Eng., Eur.Ing.
99.6              Consent of Brad Yonaka
99.7              Consent of Susan Poos, P.E.
99.8              Consent of Pincock, Allen & Holt
99.9              Consent of Richard J. Lambert, P.E.
99.10             Consent of Raul H. Borrastero C.P.G.


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Forward Looking Statements
--------------------------

         Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Gold Reserve Inc.
                                  (Registrant)


Date: May 19, 2006                By:    /s/ Robert A. McGuinness
                                         --------------------------------
                                  Name:  Robert A. McGuinness
                                  Title: Vice President - Finance and CFO


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                                  EXHIBIT INDEX

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Exhibit No.       Description
-----------       -----------
99.1              Final Short Form Prospectus dated May 8, 2006
99.2              Consent of PricewaterhouseCoopers LLP
99.3              Consent of Fasken Martineau DuMoulin LLP
99.4              Consent of Heenan Blakie LLP
99.5              Consent of Richard Addison, P.E., C Eng., Eur.Ing.
99.6              Consent of Brad Yonaka
99.7              Consent of Susan Poos, P.E.
99.8              Consent of Pincock, Allen & Holt
99.9              Consent of Richard J. Lambert, P.E.
99.10             Consent of Raul H. Borrastero C.P.G.



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